SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 22 December 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Chief Executive Officer, Dr Ziggy Switkowski to step down in 2005

Senior Appointments at Telstra

Accounting Separation – Limb 1 current cost accounts

Form 484 – Cancellation of Shares

Accounting Separation – Limb 2 Results

1 December 2004

Telstra Chairman Mr Donald McGauchie AO announced today that following discussions between Telstra Chief Executive Officer Dr Ziggy Switkowski and the Board, the Board and Dr Switkowski have agreed that Dr Switkowski will step down as CEO on 1 July 2005 or earlier if a new CEO is appointed before that date.

Mr McGauchie said that the Board through its Nominations & Remuneration Committee would immediately commence a wide-ranging search to identify a suitable successor to Dr Switkowski. The Board considers it very important to give the market, potential investors and staff as much certainty as possible regarding the leadership of the company through its expected full privatisation and beyond.

Mr McGauchie confirmed that the Board remains committed to the company’s current strategy and capital management program announced in June this year and will continue to work over the next six months with Dr Switkowski to implement the agreed strategy. Mr McGauchie said that Dr Switkowski has successfully led the company through a particularly complex and demanding period in the telecommunications industry. He has developed an outstanding executive team and Telstra is now well positioned as a competitive, full-service, integrated telecommunications company that is committed to delivering for its shareholders and the nation.

Dr Switkowski said he looked forward to thanking the staff of Telstra and in particular his senior leadership team for the privilege of leading them through a very rewarding and challenging chapter in the history of Telstra and the telecommunications industry. Dr Switkowski said that the company was performing well and he was confident that he would hand over a company in very sound shape to his successor.

In accordance with the previously disclosed terms of his employment contract, Dr Switkowski will receive an agreed payment of $2,092,000. Dr Switkowski will also receive fixed remuneration in lieu of notice if he steps down before 1 July 2005. In addition to these payments, Dr Switkowski will be paid accrued leave and incentive payments as at the date he steps down in accordance with the terms of his contract.

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

6 December 2004

SENIOR APPOINTMENTS AT TELSTRA

Telstra’s CEO, Ziggy Switkowski, today announced the following senior appointments, effective from January 1, 2005:

•	Bruce Akhurst, currently GMD Telstra Wholesale, Broadband & Media, and General Counsel, is appointed Chief Executive Officer, Sensis. Mr Akhurst will continue as a member of the Telstra CEO Leadership Team and report to the CEO. He will also retain his position on the board of Foxtel;

•	Deena Shiff, Managing Director, Telstra Wholesale, is promoted to the newly established position of Group Managing Director, Telstra Wholesale. Ms Shiff joins the CEO Leadership Team, and will report to the CEO;

•	Will Irving, Deputy Group General Counsel, is appointed Group General Counsel and will report to the CEO;

•	Gerry Sutton, Managing Director, Telstra Media, will continue to report to Mr Akhurst, and will maintain responsibility for content acquisition and development for both Sensis and BigPond as well as the management of the Telstra-Foxtel relationship;

•	BigPond will continue to be headed by Justin Milne and Philip Jones, both of whom will report to the CEO; and

•	Douglas Gration, Company Secretary, will report to the Chief Financial Officer, John Stanhope.

From January 1, 2005, the Telstra CEO Leadership team will comprise the CEO, Bruce Akhurst, Doug Campbell, David Moffatt, Ted Pretty, Michael Rocca, Bill Scales, Deena Shiff, John Stanhope and David Thodey.

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

13 December 2004	446/2004

Accounting separation proving its value

Telstra today reaffirmed its commitment to the Federal Government’s Accounting Separation requirements, saying they provided useful information to the ACCC and the industry about the costs of providing network access.

Accounting separation was introduced in 2003 to increase transparency of Telstra’s wholesale and retail costs, and to allow the ACCC and industry to more accurately assess the economic costs involved in the supply of the core wholesale access services.

The accounts released today are one element of the four reports required under the accounting separation regime. It is the first set of reports that fulfil a requirement for Telstra to prepare a set of regulatory accounts on a current cost accounting basis, replicating the historic cost reports which have been generated previously.

“These new current cost accounts indicate that the revenues Telstra receives from providing wholesale access to its copper network do not recover Telstra’s costs,” Mr John Stanhope, Telstra’s Chief Financial Officer, said today.

“Telstra has long maintained in our discussions with the regulator that regulated access prices for PSTN originating and terminating access, local call resale and the unconditioned local loop service underestimate the cost of providing those services.”

The new accounts include a profit and loss statement, fixed asset and capital employed statement, based on current cost accounting — the cost which would be incurred if the assets were to be replaced at today’s prices.

The fixed asset and capital employed statement represents the average usage by products over the reporting period and is used to calculate a Cost of Capital for each product.

Telstra has spent over two years and significant resources in implementing the requirements of the extensive accounting separation regime. The reports released today represent one quarter of this work.

Whilst there is further work to be undertaken in respect of today’s accounts, Telstra will continue to work with the ACCC to refine and complete the complex task of finalising the full set of regulatory accounts.

“From the work done to date, these regulatory accounts should prove a useful tool in providing information to the ACCC, assisting them to more accurately assess and recommend regulatory access prices”.

Telstra Corporation Limited
ABN 33 051 775 556

Media Release

For more information about these accounts and the other reports produced under accounting separation, see http://www.telstra.com.au/communications/corp/accounting.cfm

Telstra Media Contact:

Rod Bruem
Tel: 02 9206 0092
Mbl: 0438 288 010

Telstra’s national media inquiry line is 13 1639 and the Telstra Newsroom is located at:
www.telstra.com.au/newsroom

Telstra Corporation Limited
ABN 33 051 775 556

CAPITAL ADJUSTED PROFIT STATEMENT - EXTERNAL WHOLESALE BUSINESS

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Revenue
Total Wholesale Revenue	4.2	4.2	0.0	159.3	159.3	0.0

Wholesale Costs
Network Costs	1.4	1.4	0.0	48.4	48.4	(0.0)
Other Costs	1.4	1.4	0.0	40.8	39.2	(1.5)

Total External Wholesale Costs	2.8	2.9	0.0	89.1	87.6	(1.5)

Gross External Wholesale Profit/Loss	1.3	1.3	(0.0)	70.2	71.7	1.5

CCA Adjustments
4-4-01-1 HOLDING GAINS/LOSSES ON ASSET ADJUSTMENT	0.0	(0.8)	(0.8)	0.0	(0.5)	(0.5)
4-4-01-2 SUPPLEMENTARY DEPRECIATION ADJUSTMENT	0.0	0.5	0.5	0.0	(4.4)	(4.4)
4-4-01-3 BACKLOG DEPRECIATION ADJUSTMENT	0.0	0.3	0.3	0.0	(0.5)	(0.5)
4-4-01-4 INFLATION ADJUSTMENT	0.0	0.3	0.3	0.0	3.4	3.4

Total CCA Adjustments	0.0	0.2	0.2	0.0	(2.0)	(2.0)

External Wholesale Profit/Loss after CCA Adjustments	1.3	1.1	(0.2)	70.2	73.7	3.6

External Wholesale Cost of Capital	1.6	2.6	1.0	41.8	43.5	1.7
External Wholesale Capital Adjusted Profit/Loss	(0.2)	(1.5)	(1.2)	28.4	30.3	1.8

Access Cost Adjustment	0.0	0.0		106.8	142.9	36.1
Access Revenue Adjustment	0.0	0.0		(86.1)	(86.1)	(0.0)

External Wholesale Access Adjusted Profit/Loss	(0.2)	(1.5)	(1.2)	7.8	(26.5)	(34.2)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Revenue
Total Wholesale Revenue	396.5	396.5	0.0

Wholesale Costs
Network Costs	166.7	166.7	(0.0)
Other Costs	78.3	77.1	(1.2)

Total External Wholesale Costs	245.0	243.8	(1.2)

Gross External Wholesale Profit/Loss	151.5	152.7	1.2

CCA Adjustments
4-4-01-1 HOLDING GAINS/LOSSES ON ASSET ADJUSTMENT	0.0	(51.1)	(51.1)
4-4-01-2 SUPPLEMENTARY DEPRECIATION ADJUSTMENT	0.0	22.8	22.8
4-4-01-3 BACKLOG DEPRECIATION ADJUSTMENT	0.0	18.1	18.1
4-4-01-4 INFLATION ADJUSTMENT	0.0	21.6	21.6

Total CCA Adjustments	0.0	11.4	11.4

External Wholesale Profit/Loss after CCA Adjustments	151.5	141.2	(10.3)

External Wholesale Cost of Capital	159.1	225.4	66.3
External Wholesale Capital Adjusted Profit/Loss	(7.6)	(84.2)	(76.6)

Access Cost Adjustment	0.0	0.0
Access Revenue Adjustment	0.0	0.0

External Wholesale Access Adjusted Profit/Loss	(7.6)	(84.2)	(76.6)

CAPITAL EMPLOYED STATEMENT - EXTERNAL WHOLESALE BUSINESS

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Assets
2-1 Communications Plant & Equipment
2-1-01 CAN DUCTS & PIPES - PRIMARY ASSET	7.4	17.8	10.4	22.8	113.3	90.4
2-1-02 CAN DUCTS & PIPES - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-05 CAN COPPER CABLES - PRIMARY ASSET	7.0	9.9	2.9	0.0	0.0	0.0
2-1-06 CAN COPPER CABLES - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10 CAN OTHER CABLES - PRIMARY ASSET	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11 CAN OTHER CABLES - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15 CAN PAIR GAIN SYSTEMS - PRIMARY ASSET	2.6	2.6	0.0	3.3	2.9	(0.4)
2-1-16 CAN PAIR GAIN SYSTEMS - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-20 CAN RADIO BEARER EQUIPMENT - PRIMARY ASSET	1.3	1.4	0.1	0.0	0.0	0.0
2-1-21 CAN RADIO BEARER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25 OTHER CAN - PRIMARY ASSET	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26 OTHER CAN - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30 SWITCHING EQUIPMENT - LOCAL - PRIMARY ASSET	0.0	0.0	0.0	221.0	166.8	(54.2)
2-1-31 SWITCHING EQUIPMENT - LOCAL - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35 SWITCHING EQUIPMENT - TRUNK - PRIMARY ASSET	0.0	0.0	0.0	6.7	6.7	0.0
2-1-36 SWITCHING EQUIPMENT - TRUNK - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-40 SWITCHING EQUIPMENT - OTHER - PRIMARY ASSET	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41 SWITCHING EQUIPMENT - OTHER - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-45 INTER-EXCHANGE CABLES - PRIMARY ASSET	1.1	1.1	0.0	85.7	89.0	3.3
2-1-46 INTER-EXCHANGE CABLES - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50 TRANSMISSION EQUIPMENT - PRIMARY ASSET	0.1	0.1	(0.0)	97.3	84.1	(13.2)
2-1-51 TRANSMISSION EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-55 RADIO BEARER EQUIPMENT - PRIMARY ASSET	0.1	0.1	0.0	11.2	11.2	0.0
2-1-56 RADIO BEARER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60 DATA EQUIPMENT - PRIMARY ASSET	0.0	0.0	0.0	1.0	1.0	0.0
2-1-61 DATA EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65 MOBILE NETWORK AND TERMINAL EQUIPMENT - PRIMARY ASSET	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66 MOBILE NETWORK AND TERMINAL EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-70 CUSTOMER EQUIPMENT - PRIMARY ASSET	0.0	0.0	0.0	0.1	0.1	0.0
2-1-71 CUSTOMER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-75 SATELLITE EQUIPMENT - PRIMARY ASSET	0.0	0.0	0.0	0.3	0.3	0.0
2-1-76 SATELLITE EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-80 INTERNATIONAL NETWORK CABLES - PRIMARY ASSET	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
2-1-81 INTERNATIONAL NETWORK CABLES - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-85 INTERNATIONAL NETWORK - OTHER SYSTEMS - PRIMARY ASSET	0.0	0.0	0.0	0.1	0.1	0.0
2-1-86 INTERNATIONAL NETWORK - OTHER SYSTEMS - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0
2-1-90 OTHER COMMUNICATIONS PLANT & EQUIPMENT - PRIMARY ASSET	0.2	0.2	0.0	4.5	4.5	(0.0)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Assets
2-1 Communications Plant & Equipment
2-1-01 CAN DUCTS & PIPES - PRIMARY ASSET	521.7	1327.9	806.1
2-1-02 CAN DUCTS & PIPES - OTHER ASSETS	0.0	0.0	0.0
2-1-05 CAN COPPER CABLES - PRIMARY ASSET	467.0	659.0	192.0
2-1-06 CAN COPPER CABLES - OTHER ASSETS	0.0	0.0	0.0
2-1-10 CAN OTHER CABLES - PRIMARY ASSET	0.0	0.0	0.0
2-1-11 CAN OTHER CABLES - OTHER ASSETS	0.0	0.0	0.0
2-1-15 CAN PAIR GAIN SYSTEMS - PRIMARY ASSET	178.6	178.6	0.1
2-1-16 CAN PAIR GAIN SYSTEMS - OTHER ASSETS	0.0	0.0	0.0
2-1-20 CAN RADIO BEARER EQUIPMENT - PRIMARY ASSET	88.8	95.0	6.2
2-1-21 CAN RADIO BEARER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-25 OTHER CAN - PRIMARY ASSET	0.0	0.0	0.0
2-1-26 OTHER CAN - OTHER ASSETS	0.0	0.0	0.0
2-1-30 SWITCHING EQUIPMENT - LOCAL - PRIMARY ASSET	379.1	288.4	(90.7)
2-1-31 SWITCHING EQUIPMENT - LOCAL - OTHER ASSETS	0.0	0.0	0.0
2-1-35 SWITCHING EQUIPMENT - TRUNK - PRIMARY ASSET	2.7	2.7	0.0
2-1-36 SWITCHING EQUIPMENT - TRUNK - OTHER ASSETS	0.0	0.0	0.0
2-1-40 SWITCHING EQUIPMENT - OTHER - PRIMARY ASSET	0.0	0.0	0.0
2-1-41 SWITCHING EQUIPMENT - OTHER - OTHER ASSETS	0.0	0.0	0.0
2-1-45 INTER-EXCHANGE CABLES - PRIMARY ASSET	148.9	154.5	5.7
2-1-46 INTER-EXCHANGE CABLES - OTHER ASSETS	0.0	0.0	0.0
2-1-50 TRANSMISSION EQUIPMENT - PRIMARY ASSET	133.4	115.3	(18.1)
2-1-51 TRANSMISSION EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-55 RADIO BEARER EQUIPMENT - PRIMARY ASSET	25.3	25.3	0.0
2-1-56 RADIO BEARER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-60 DATA EQUIPMENT - PRIMARY ASSET	1.6	1.6	0.0
2-1-61 DATA EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-65 MOBILE NETWORK AND TERMINAL EQUIPMENT - PRIMARY ASSET	0.0	0.0	0.0
2-1-66 MOBILE NETWORK AND TERMINAL EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-70 CUSTOMER EQUIPMENT - PRIMARY ASSET	0.3	0.3	0.0
2-1-71 CUSTOMER EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-75 SATELLITE EQUIPMENT - PRIMARY ASSET	1.0	1.0	0.0
2-1-76 SATELLITE EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0
2-1-80 INTERNATIONAL NETWORK CABLES - PRIMARY ASSET	(0.0)	(0.0)	0.0
2-1-81 INTERNATIONAL NETWORK CABLES - OTHER ASSETS	0.0	0.0	0.0
2-1-85 INTERNATIONAL NETWORK - OTHER SYSTEMS - PRIMARY ASSET	0.4	0.4	0.0
2-1-86 INTERNATIONAL NETWORK - OTHER SYSTEMS - OTHER ASSETS	0.0	0.0	0.0
2-1-90 OTHER COMMUNICATIONS PLANT & EQUIPMENT - PRIMARY ASSET	17.4	17.4	(0.0)

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
2-1-91 OTHER COMMUNICATIONS PLANT & EQUIPMENT - OTHER ASSETS	0.0	0.0	0.0	0.0	0.0	0.0

Total Communications Plant & Equipment	19.9	33.3	13.4	454.0	480.0	25.9

2-2 Non-Communications Plant & Equipment
2-2-01 -4 INFORMATION TECHNOLOGY	0.0	0.0	0.0	0.8	0.8	(0.0)
2-2-03-4 BUILDINGS AND IMPROVEMENTS	(0.0)	(0.0)	0.0	(0.5)	(0.5)	(0.0)
2-2-05-4 OTHER	0.0	0.0	0.0	0.6	0.6	(0.1)

Total Non-Communcations Plant & Equipement	0.1	0.1	0.0	1.0	0.9	(0.1)

2-3 Other Non-Current Assets
2-3-01-4 LONG TERM RECEIVABLES	0.2	0.2	0.0	7.0	7.0	0.0
2-3-05-4 LONG TERM INVESTMENT	0.0	0.0	0.0	0.0	0.0	0.0
2-3-10-4 INTANGIBLES	0.1	0.1	0.0	2.4	2.1	(0.3)
2-3-20-4 LAND	0.0	0.0	0.0	1.7	1.6	(0.1)
2-3-25-4 OTHER	0.7	0.8	0.0	18.0	15.6	(2.3)

Total Other Non-Current Assets	1.1	1.1	0.0	29.1	26.4	(2.7)

1-1 Current Assets & Free Funds
1-1-01 NET RECEIVABLES	0.2	0.2	0.0	81.7	81.7	(0.0)
1-1-10 OTHER CURRENT ASSETS AND RELATED RECEIVABLES	0.1	0.1	0.0	3.3	3.3	(0.0)
1-1-20 TRADE CREDITORS	(0.2)	(0.2)	(0.0)	(2.9)	(2.8)	0.1
1-1-30 PROVISIONS	0.0	0.0	0.0	0.0	0.0	0.0

Total CA and Free Funds	0.1	0.1	(0.0)	82.1	82.1	0.0

Total Capital Employed	21.2	34.6	13.4	566.2	589.3	23.2

WACC	14.75%	14.75%	0	14.75%	14.75%	0

Cost of Capital	1.6	2.6	1.0	41.8	43.5	1.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
2-1-91 OTHER COMMUNICATIONS PLANT & EQUIPMENT — OTHER ASSETS	0.0	0.0	0.0

Total Communications Plant & Equipment	1,966.1	2,867.4	901.3

2-2 Non-Communications Plant & Equipment
2-2-01-4 INFORMATION TECHNOLOGY	4.1	4.0	(0.0)
2-2-03-4 BUILDINGS AND IMPROVEMENTS	(1.7)	(1.7)	(0.0)
2-2-05-4 OTHER	3.6	3.6	(0.0)

Total Non-Communcations Plant & Equipement	5.9	5.9	(0.1)

2-3 Other Non-Current Assets
2-3-01-4 LONG TERM RECEIVABLES	17.2	17.2	0.0
2-3-05-4 LONG TERM INVESTMENT	0.0	0.0	0.0
2-3-10-4 INTANGIBLES	9.3	9.1	(0.2)
2-3-20-4 LAND	4.3	4.2	(0.1)
2-3-25-4 OTHER	79.5	77.8	(1.7)

Total Other Non-Current Assets	110.2	108.2	(2.0)

1-1 Current Assets & Free Funds
1-1-01 NET RECEIVABLES	80.0	80.0	(0.0)
1-1-10 OTHER CURRENT ASSETS AND RELATED RECEIVABLES	12.4	12.4	(0.0)
1-1-20 TRADE CREDITORS	(17.1)	(17.1)	0.0
1-1-30 PROVISIONS	0.0	0.0	0.0

Total CA and Free Funds	75.2	75.3	0.0

Total Capital Employed	2,157.5	3,056.7	899.3

WACC	14.75%	14.75%	0

Cost of Capital	159.1	225.4	66.3

FIXED ASSET STATEMENT - EXTERNAL WHOLESALE BUSINESS

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Fixed Assets
2-1 Communications Plant & Equipment
2-1 -01 CAN Ducts & Pipes - Primary Asset
2-1-01-1 HISTORICAL / REVALUED VALUE	11.4	29.1	17.7	39.3	197.7	158.5
2-1-01-2 ACCUMULATED DEPRECIATION	(4.0)	(11.3)	(7.3)	(16.5)	(84.5)	(68.0)
2-1-02 CAN Ducts & Pipes - Other Assets
2-1-02-1 HISTORICAL / REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-02-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -05 CAN Copper Cables - Primary Asset
2-1-05-1 HISTORICAL / REVALUED VALUE	13.3	19.9	6.7	0.0	0.0	0.0
2-1-05-2 ACCUMULATED DEPRECIATION	(6.2)	(10.0)	(3.8)	0.0	0.0	0.0
2-1 -06 CAN Copper Cables - Other Assets
2-1-06-1 HISTORICAL / REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-06-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10 CAN Other Cables - Primary Asset
2-1-10-1 HISTORICAL / REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11 CAN Other Cables - Other Assets
2-1-11-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15 CAN Pair Gain Systems - Primary Asset
2-1-15-1 HISTORICAL/REVALUED VALUE	4.8	5.0	0.2	7.9	8.4	0.4
2-1-15-2 ACCUMULATED DEPRECIATION	(2.2)	(2.4)	(0.2)	(4.7)	(5.5)	(0.8)
2-1-16 CAN Pair Gain Systems - Other Assets
2-1-16-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-16-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -20 CAN Radio Bearer Equipment - Primary Asset
2-1-20-1 HISTORICAL/REVALUED VALUE	2.6	3.2	0.6	0.0	0.0	0.0
2-1-20-2 ACCUMULATED DEPRECIATION	(1.2)	(1.8)	(0.5)	0.0	0.0	0.0
2-1 -21 CAN Radio Bearer Equipment - Other Assets
2-1-21-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-21 -2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -25 Other CAN - Primary Asset
2-1-25-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26 Other CAN - Other Assets
2-1-26-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30 Switching Equipment - Local - Primary Asset
2-1-30-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	597.4	411.4	(186.0)
2-1-30-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	(376.4)	(244.6)	131.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services(Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
Wholesale Fixed Assets
2-1 Communications Plant & Equipment
2-1 -01 CAN Ducts & Pipes - Primary Asset
2-1-01-1 HISTORICAL / REVALUED VALUE	806.7	2189.1	1,382.4
2-1-01-2 ACCUMULATED DEPRECIATION	(285.0)	(861.3)	(576.3)
2-1-02 CAN Ducts & Pipes - Other Assets
2-1-02-1 HISTORICAL / REVALUED VALUE	0.0	0.0	0.0
2-1-02-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -05 CAN Copper Cables - Primary Asset
2-1-05-1 HISTORICAL / REVALUED VALUE	878.2	1,321.3	443.1
2-1-05-2 ACCUMULATED DEPRECIATION	(411.2)	(662.2)	(251.0)
2-1 -06 CAN Copper Cables - Other Assets
2-1-06-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-06-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-10 CAN Other Cables - Primary Asset
2-1-10-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-10-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-11 CAN Other Cables - Other Assets
2-1-11-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-11-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-15 CAN Pair Gain Systems - Primary Asset
2-1-15-1 HISTORICAL/REVALUED VALUE	330.6	343.0	12.5
2-1-15-2 ACCUMULATED DEPRECIATION	(152.0)	(164.4)	(12.4)
2-1-16 CAN Pair Gain Systems - Other Assets
2-1-16-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-16-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -20 CAN Radio Bearer Equipment - Primary Asset
2-1-20-1 HISTORICAL/REVALUED VALUE	170.4	212.1	41.7
2-1-20-2 ACCUMULATED DEPRECIATION	(81.6)	(117.1)	(35.5)
2-1 -21 CAN Radio Bearer Equipment - Other Assets
2-1-21-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-21 -2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -25 Other CAN - Primary Asset
2-1-25-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-25-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-26 Other CAN - Other Assets
2-1-26-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-26-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-30 Switching Equipment - Local - Primary Asset
2-1-30-1 HISTORICAL/REVALUED VALUE	1,050.2	738.9	(311.2)
2-1-30-2 ACCUMULATED DEPRECIATION	(671.1)	(450.5)	220.5

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
2-1 -31 Switching Equipment - Local - Other Assets
2-1-31-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-31-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35 Switching Equipment-Trunk - Primary Asset
2-1 -35-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	17.7	17.7	0.0
2-1-35-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	(11.0)	(11.0)	0.0
2-1 -36 Switching Equipment - Trunk - Other Assets
2-1 -36-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-36-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -40 Switching Equipment - Other - Primary Asset
2-1-40-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.1	0.1	0.0
2-1-40-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	(0.0)	(0.0)	0.0
2-1-41 Switching Equipment - Other - Other Assets
2-1-41-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -45 Inter-exchange Cables - Primary Asset
2-1-45-1 HISTORICAL/REVALUED VALUE	1.7	1.7	0.1	130.4	135.4	5.0
2-1-45-2 ACCUMULATED DEPRECIATION	(0.6)	(0.6)	(0.0)	(44.7)	(46.5)	(1.7)
2-1-46 Inter-exchange Cables - Other Assets
2-1-46-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-46-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50 Transmission Equipment - Primary Asset
2-1 -50-1 HISTORICAL/REVALUED VALUE	0.1	0.1	(0.0)	194.1	168.4	(25.7)
2-1-50-2 ACCUMULATED DEPRECIATION	(0.1)	(0.1)	0.0	(96.8)	(84.2)	12.5
2-1-51 Transmission Equipment - Other Assets
2-1-51 -1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-51-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1 -55 Radio Bearer Equipment - Primary Asset
2-1-55-1 HISTORICAL/REVALUED VALUE	0.3	0.3	0.0	23.0	23.0	0.0
2-1-55-2 ACCUMULATED DEPRECIATION	(0.1)	(0.1)	0.0	(11.8)	(11.8)	0.0
2-1 -56 Radio Bearer Equipment - Other Assets
2-1-56-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-56-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60 Data Equipment - Primary Asset
2-1-60-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	1.6	1.6	0.0
2-1-60-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	(0.7)	(0.7)	0.0
2-1 -61 Data Equipment - Other Assets
2-1-61-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-61-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65 Mobile Network and Terminal Equipment - Primary Asset
2-1 -65-1 HISTORICAL/REVALUED VALUE	0.2	0.2	0.0	6.1	6.1	0.0
2-1-65-2 ACCUMULATED DEPRECIATION	(0.2)	(0.2)	0.0	(6.1)	(6.1)	0.0
2-1 -66 Mobile Network and Terminal Equipment - Other Assets
2-1 -66-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
2-1 -31 Switching Equipment - Local - Other Assets
2-1-31-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-31-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-35 Switching Equipment-Trunk - Primary Asset
2-1 -35-1 HISTORICAL/REVALUED VALUE	6.2	6.2	0.0
2-1-35-2 ACCUMULATED DEPRECIATION	(3.6)	(3.6)	0.0
2-1 -36 Switching Equipment - Trunk - Other Assets
2-1 -36-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-36-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -40 Switching Equipment - Other - Primary Asset
2-1-40-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-40-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-41 Switching Equipment - Other - Other Assets
2-1-41-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-41-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -45 Inter-exchange Cables - Primary Asset
2-1-45-1 HISTORICAL/REVALUED VALUE	226.5	235.2	8.7
2-1-45-2 ACCUMULATED DEPRECIATION	(77.7)	(80.7)	(3.0)
2-1-46 Inter-exchange Cables - Other Assets
2-1-46-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-46-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-50 Transmission Equipment - Primary Asset
2-1 -50-1 HISTORICAL/REVALUED VALUE	266.0	230.8	(35.2)
2-1-50-2 ACCUMULATED DEPRECIATION	(132.6)	(115.5)	17.2
2-1-51 Transmission Equipment - Other Assets
2-1-51 -1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-51-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -55 Radio Bearer Equipment - Primary Asset
2-1-55-1 HISTORICAL/REVALUED VALUE	52.0	52.0	0.0
2-1-55-2 ACCUMULATED DEPRECIATION	(26.7)	(26.7)	0.0
2-1 -56 Radio Bearer Equipment - Other Assets
2-1-56-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-56-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-60 Data Equipment - Primary Asset
2-1-60-1 HISTORICAL/REVALUED VALUE	2.7	2.7	0.0
2-1-60-2 ACCUMULATED DEPRECIATION	(1.1)	(1.1)	0.0
2-1 -61 Data Equipment - Other Assets
2-1-61-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-61-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-65 Mobile Network and Terminal Equipment - Primary Asset
2-1 -65-1 HISTORICAL/REVALUED VALUE	23.2	23.2	0.0
2-1-65-2 ACCUMULATED DEPRECIATION	(23.1)	(23.1)	0.0
2-1 -66 Mobile Network and Terminal Equipment - Other Assets
2-1 -66-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-66-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun-04-HCA	Jun-04-CCA	Change
2-1 -70 Customer Equipment - Primary Asset						0.0
2-1-70-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	1.3	1.3	0.0
2-1-70-2 ACCUMULATED DEPRECIATION	(0.0)	(0.0)	0.0	(1.2)	(1.2)
2-1 -71 Customer Equipment - Other Assets						0.0
2-1-71-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-71-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0
2-1-75 Satellite Equipment - Primary Asset						0.0
2-1-75-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	1.0	1.0	0.0
2-1-75-2 ACCUMULATED DEPRECIATION	(0.0)	(0.0)	0.0	(0.8)	(0.8)
2-1 -76 Satellite Equipment - Other Assets						0.0
2-1-76-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-76-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0
2-1-80 International Network Cables - Primary Asset						0.0
2-1-80-1 HISTORICAL/REVALUED VALUE	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
2-1-80-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0
2-1 -81 International Network Cables - Other Assets						0.0
2-1-81-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0
2-1-85 International Network - Other Systems - Primary Asset						0.0
2-1 -85-1 HISTORICAL/REVALUED VALUE	0.1	0.1	0.0	1.8	1.8	0.0
2-1-85-2 ACCUMULATED DEPRECIATION	(0.1)	(0.1)	0.0	(1.7)	(1.7)
2-1 -86 International Network - Other Systems - Other Assets						0.0
2-1-86-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-86-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0
2-1-90 Other Communications Plant & Equipment - Primary Asset
2-1 -90-1 HISTORICAL/REVALUED VALUE	0.3	0.3	0.0	7.3	7.3	(0.0)
2-1-90-2 ACCUMULATED DEPRECIATION	(0.1)	(0.1)	0.0	(2.7)	(2.7)	0.0
2-1-91 Other Communications Plant & Equipment - Other Assets
2-1-91-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0	0.0	0.0	0.0
2-1-91-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0	0.0	0.0	0.0

Total Communications Plant & Equipment	19.9	33.3	13.4	454.0	480.0	25.9

2-2 Non-Communications Plant & Equipment
2-2-01 -4 INFORMATION TECHNOLOGY	0.0	0.0	0.0	0.8	0.8	(0.0)
2-2-03-4 BUILDINGS AND IMPROVEMENTS	(0.0)	(0.0)	0.0	(0.5)	(0.5)	(0.0)
2-2-05-4 OTHER	0.0	0.0	0.0	0.6	0.6	(0.1)

Total Non-Communications Plant & Equipement	0.1	0.1	0.0	1.0	0.9	0.1

2-3 Other Non-Current Assets
2-3-01-4 LONG TERM RECEIVABLES	0.2	0.2	0.0	7.0	7.0	0.0
2-3-05-4 LONG TERM IN VESTMENT	0.0	0.0	0.0	0.0	0.0	0.0
2-3-10-4 INTANGIBLES	0.1	0.1	0.0	2.4	2.1	(0.3)
2-3-20-4 LAND	0.0	0.0	0.0	1.7	1.6	(0.1)
2-3-25-4 OTHER	0.7	0.8	0.0	18.0	15.6	(2.3)

Total Other Non-Current Assets	1.1	1.1	0.0	29.1	26.4	(2.7)

Total Fixed Assets	21.0	34.5	13.4	484.1	507.2	23.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change
2-1 -70 Customer Equipment - Primary Asset
2-1-70-1 HISTORICAL/REVALUED VALUE	5.0	5.0	0.0
2-1-70-2 ACCUMULATED DEPRECIATION	(4.7)	(4.7)	0.0
2-1 -71 Customer Equipment - Other Assets
2-1-71-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-71-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-75 Satellite Equipment - Primary Asset
2-1-75-1 HISTORICAL/REVALUED VALUE	3.9	3.9	0.0
2-1-75-2 ACCUMULATED DEPRECIATION	(2.9)	(2.9)	0.0
2-1 -76 Satellite Equipment - Other Assets
2-1-76-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-76-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-80 International Network Cables - Primary Asset
2-1-80-1 HISTORICAL/REVALUED VALUE	(0.0)	(0.0)	0.0
2-1-80-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1 -81 International Network Cables - Other Assets
2-1-81-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-81-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-85 International Network - Other Systems - Primary Asset
2-1 -85-1 HISTORICAL/REVALUED VALUE	6.8	6.8	0.0
2-1-85-2 ACCUMULATED DEPRECIATION	(6.5)	(6.5)	0.0
2-1 -86 International Network - Other Systems - Other Assets
2-1-86-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-86-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0
2-1-90 Other Communications Plant & Equipment - Primary Asset
2-1 -90-1 HISTORICAL/REVALUED VALUE	27.8	27.8	(0.0)
2-1-90-2 ACCUMULATED DEPRECIATION	(10.4)	(10.4)	0.0
2-1-91 Other Communications Plant & Equipment - Other Assets
2-1-91-1 HISTORICAL/REVALUED VALUE	0.0	0.0	0.0
2-1-91-2 ACCUMULATED DEPRECIATION	0.0	0.0	0.0

Total Communications Plant & Equipment	1,966.1	2,867.4	901.3

2-2 Non-Communications Plant & Equipment
2-2-01 -4 INFORMATION TECHNOLOGY	4.1	4.0	(0.0)
2-2-03-4 BUILDINGS AND IMPROVEMENTS	(1.7)	(1.7)	(0.0)
2-2-05-4 OTHER	3.6	3.6	(0.0)

Total Non-Communications Plant & Equipement	5.9	5.9	(0.1)

2-3 Other Non-Current Assets
2-3-01-4 LONG TERM RECEIVABLES	17.2	17.2	0.0
2-3-05-4 LONG TERM IN VESTMENT	0.0	0.0	0.0
2-3-10-4 INTANGIBLES	9.3	9.1	(0.2)
2-3-20-4 LAND	4.3	4.2	(0.1)
2-3-25-4 OTHER	79.5	77.8	1.7

Total Other Non-Current Assets	110.2	108.2	(2.0)

Total Fixed Assets	2,082.2	2,981.5	899.2

CCA Reporting Period June 2004

	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change	Jun.04-HCA	Jun-04-CCA	Change

[Additional columns below]

[Continued from above table, first column(s) repeated]

Local Carriage Services (Declared)
values in $m’s	Jun-04-HCA	Jun-04-CCA	Change

Australian Securities &
Investments Commission

Form 484
 Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name – officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change – ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
TELSTRA CORPORATION LIMITED

Refer to guide for information about corporate key	ACN/ABN	Corporate key
	33 051 775 556	[insert]

Lodgment details	Who should ASIC contact if there is a query about this form?

Name
CLAIRE ELLIOTT, TELSTRA CORPORATION LIMITED

ASIC registered agent number (if applicable)

Telephone number
(03) 9634 6450

Postal address
242 EXHIBITION STREET MELBOURNE VIC 3000

	Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
	[ 7 ]	[ ]hrs [ ]mins

Signature
This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DOUGLAS GRATION

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
[1] [4]/[1] [2]/[0] [4]
[D D] [M M] [Y Y]

ASIC Form 484	26 February 2004	Cover Page

Lodgment	Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au	For help or more information Telephone 03 5177 3988 Email info.enquiries@asic.gov.au Web www.asic.gov.au

ASIC Form 484	26 February 2004	Cover Page

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee’s	NCP	non-cumulative preference
FOU	founder’s	REDP	redeemable preference
LG	life governor’s	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1 – Cancellation of	C2 – Issue of	C3 – Change to share	C4 – Change to
			shares	shares	structure table	members register
Issue of shares
☐		Proprietary company	Not required	✓	✓	✓

	☐		Not required	✓	✓	✓
company statement
	☐		Not required	✓	Not required	Not required

Cancellation of shares
☐		Proprietary company	✓	Not required	✓	✓

	☐		✓	Not required	✓	✓
company statement
	☒		✓	Not required	Not required	Not required

Transfer of shares
☐		Proprietary company	Not required	Not required	Not required	✓

	☐		Not required	Not required	Not required	✓
company statement
	☐		Not required	Not required	Not required	Not required

Changes to amounts paid
☐		Proprietary company	Not required	Not required	✓	✓

	☐		Not required	Not required	✓	✓
company statement
	☐		Not required	Not required	Not required	Not required

Changes to beneficial ownership
☐		Proprietary company	Not required	Not required	Not required	✓

	☐		Not required	Not required	Not required	✓
company statement
	☐		Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

ASIC Form 484 Guide	26 February 2004	Page 1 of 5

C1 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – S.254J

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – S.258D

Share returned to a public company – ss.258E(2) & (3)

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (case or otherwise)
ORD	185,284,669	$750,402,909.45

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[1] [5]/[1] [1]/[0] [4]
[D D] [M M] [Y Y]

ASIC Form 484 Guide	26 February 2004	Page 2 of 5

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐	Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

		Total number of	Total amount	Total amount
Share		shares (current	paid on these	unpaid on these
class code	Full title if not standard	after changes)	shares	shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

Lodgment details	Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

ASIC Form 484 Guide	26 February 2004	Page 3 of 5

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•	If there are 20 members or less in a share class, all changes need to be notified

•	If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).

•	If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name	Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City	State/Territory

Postcode	Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred.

Date of change
[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

The changes are

*Total $
	Shares	Shares		*Total $ paid	unpaid
Share class	increased by	decreased by	Total number	on these	on these	Fully paid	Beneficially	Top 20
code	...(number)	...(number)	now held	shares	shares	(y/n)	held (y/n)	member (y/n)

*	Public companies are not required to provide these details.

Date of entry of member’s name in register

(New members only)

Date of entry
[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

ASIC Form 484 Guide	26 February 2004	Page 4 of 5

C4 Continued ... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members);

•	If there are 20 members or less in a share class, all changes need to be notified

•	If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)

•	If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name	Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City	State/Territory

Postcode	Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred.

Date of change
[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

•	The changes are

*Total $
	Shares	Shares		*Total $ paid	unpaid
Share class	increased by	decreased by	Total number	on these	on these	Fully paid	Beneficially	Top 20
code	...(number)	...(number)	now held	shares	shares	(y/n)	held (y/n)	member (y/n)

*	Public companies are not required to provide these details

Date of entry of member’s name in register

(New members only)

Date of entry
[   ][   ]/[   ][   ]/[   ][   ]
[D   D] [M   M] [Y   Y]

ASIC Form 484 Guide	26 February 2004	Page 5 of 5

Media Release

22 December 2004	456/2004

Consistent accounting separation results prove sufficient margins

Telstra today said that the first full year of accounting separation results had consistently demonstrated sufficient resale margins for its wholesale customers.

Telstra Group Managing Director of Regulatory Corporate and Human Relations Mr Bill Scales said “The data has continued to show that service providers who purchase fixed telephony services from Telstra at wholesale prices and resell in retail markets are able to make satisfactory returns.”

The Government’s accounting separation rules require Telstra to provide data to the ACCC to show the margins available between Telstra’s retail prices for services like local calls, STD, and fixed to mobile services and a competitor’s costs in supplying these services if it were using only Telstra’s wholesale products.

“These results, which we have now been providing for over a year, give the ACCC and the industry the transparency they have been seeking.”

The ACCC also today released, for the first time, data from new tests which attempt to identify the margin available for wholesale customers using Telstra’s unconditioned local loop service, which can be used to provide retail ADSL services.

Mr Scales said Telstra believes the tests will require further refinement before they provide an accurate representation of the margins available using this service.

“Essentially the economic modelling used does not accurately reflect real-life conditions in the marketplace. Telstra remains committed to accounting separation and will continue to work with the ACCC to resolve any outstanding issues, particularly as we work to identify an accurate ULLS test, “ he said.

In the past two years Telstra has invested significant time and resources in implementing the requirements of the extensive enhanced accounting separation regime. The reports released today represent only one quarter of this work, with regulatory accounts released last week and data comparing Telstra’s service performance between wholesale and retail expected by the end of the year.

For more information about these results and the other reports produced under accounting separation, see http://www.telstra.com.au/communications/corp/accounting.cfm

Telstra Media Contact:
Rod Bruem
Tel: 02 9206 0092
Mbl: 0438 288 010

Telstra’s national media inquiry line is 13 1639 and the Telstra Newsroom is located at:
www.telstra.com.au/newsroom

Telstra Corporation Limited
ABN 33 051 775 556

Imputation testing

Record Keeping and Reporting Rules

Section 151BU

Part XIB Trade Practices Act 1974

Fixed Telephony and ULLS

June - September 2004 quarter

RESULTS FOR THE IMPUTATION TESTING RKRS

SCHEDULE A
Table - 1 Fixed Telephony Report for September 04 Quarter on historic cost basis

			Domestic PSTN originating
			and terminating access
	Local carriage service		services
	Local calls and Line rental		Domestic long distance
	Business	Residential	Business	Residential
Revenues
retail	327,288,865	614,116,014	71,778,255	190,479,903
other	0	0	0	0

total	327,288,865	614,116,014	71,778,255	190,479,903

Retail Costs
organisation	34,214,018	76,871,491	3,309,631	10,614,184
product and consumer	22,114,043	48,094,347	3,804,779	12,202,155

total	56,328,061	124,965,837	7,114,410	22,816,339

Other Costs
organisation	0	0	154,986	497,050
product and consumer	0	0	16,816	53,930
network expenses	0	0	1,017,672	3,263,735

total	0	0	1,189,474	3,814,715

Ancilliary*
Cost of Captial	13,226,888	28,648,206	3,357,614	10,768,070
Retail Volumes**	2,553,229	5,909,105	469,084,811	1,504,383,057
Retail price	128.1862	103.9271	0.1530	0.1266
Access price	124.4845	98.0391	0.0218	0.0183
Unit cost	27.2420	25.9962	0.0249	0.0249
Imputed margin	-23.5402	-20.1082	0.1063	0.0835
Imputed margin %	-18.3641%	-19.3484%	69.4911%	65.9366%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Domestic PSTN originating access service
	International long				Total Bundle of Fixed Voice Products
	distance		Fixed to mobile		Bundle
	Business	Residential	Business	Residential	Business	Residential	Total
Revenues
retail	11,276,706	49,900,024	118,162,890	202,979,170	528,506,715	1,057,475,110	1,585,981,826
other	0	0	0	0	0	0	0

total	11,276,706	49,900,024	118,162,890	202,979,170	528,506,715	1,057,475,110	1,585,981,826

Retail Costs
organisation	663,456	3,333,782	4,858,118	6,482,010	43,045,222	97,301,467	140,346,690
product and consumer	4,132,279	20,764,182	80,761,676	107,757,376	110,812,778	188,818,060	299,630,837

total	4,795,735	24,097,964	85,619,794	114,239,387	153,858,000	286,119,527	439,977,527

Other Costs
organisation	29,575	148,609	246,682	329,138	431,242	974,797	1,406,039
product and consumer	4,633	23,280	30,977	41,332	52,426	118,542	170,968
network expenses	207,057	1,040,437	1,391,783	1,857,006	2,616,512	6,161,177	8,777,690

total	241,265	1,212,326	1,669,442	2,227,476	3,100,181	7,254,516	10,354,697

Ancilliary*
Cost of Captial	640,275	3,217,302	6,255,550	8,346,553	23,480,327	50,980,132	74,460,459
Retail Volumes**	24,126,679	121,233,524	350,721,417	467,954,870
Retail price	0.4674	0.4116	0.3369	0.4338	206.9954	178.9569	187.4166
Access price	0.0101	0.0091	0.0122	0.0115	130.2636	103.7904	111.7778
Unit cost	0.2353	0.2353	0.2667	0.2667	70.6707	58.2752	62.0151
Imputed margin	0.2220	0.1672	0.0580	0.1555	6.0611	16.8914	13.6237
Imputed margin %	47.5004%	40.6269%	17.2160%	35.8488%	2.9281%	9.4388%	7.2692%

RESULTS FOR THE IMPUTATION TESTING RKRS

SCHEDULE A
Table - 2 Fixed Telephony Report for Sept 04 Quarter on current cost basis

			Domestic PSTN originating
			and terminating access
	Local carriage service		services
	Local calls and Line rental		Domestic long distance
	Business	Residential	Business	Residential
Revenues
retail	327,288,865	614,116,014	71,778,255	190,479,903
other	0	0	0	0

total	327,288,865	614,116,014	71,778,255	190,479,903

Retail Costs
organisation	34,222,141	76,889,812	3,310,316	10,616,383
product and consumer	22,114,563	48,095,517	3,804,827	12,202,306

total	56,336,704	124,985,329	7,115,143	22,818,689

Other Costs
organisation	0	0	129,168	414,250
product and consumer	0	0	16,218	52,013
network expenses	0	0	1,017,672	3,263,735

total	0	0	1,163,058	3,729,998

Ancilliary*
Cost of Capital	13,228,243	28,651,253	3,635,540	11,659,394
Retail Volumes**	2,553,229	5,909,105	469,084,811	1,504,383,057
Retail price	128.1862	103.9271	0.1530	0.1266
Access price	124.4845	98.0391	0.0218	0.0183
Unit cost	27.2459	26.0000	0.0254	0.0254
Imputed margin	-23.5442	-20.1120	0.1058	0.0829
Imputed margin %	-18.3671%	-19.3521%	69.1396%	65.5119%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Domestic PSTN originating access service
	International long				Total Bundle of Fixed Voice Products
	distance		Fixed to mobile		Bundle
	Business	Residential	Business	Residential	Business	Residential	Total
Revenues
retail	11,276,706	49,900,024	118,162,890	202,979,170	528,506,715	1,057,475,110	1,585,981,826
other	0	0	0	0	0	0	0

total	11,276,706	49,900,024	118,162,890	202,979,170	528,506,715	1,057,475,110	1,585,981,826

Retail Costs
organisation	663,599	3,334,503	4,859,153	6,483,391	43,055,209	97,324,090	140,379,299
product and consumer	4,132,289	20,764,232	80,761,749	107,757,473	110,813,428	188,819,528	299,632,956

total	4,795,888	24,098,735	85,620,902	114,240,865	153,868,637	286,143,618	440,012,255

Other Costs
organisation	26,503	133,174	8,445	11,268	164,116	558,692	722,808
product and consumer	4,562	22,923	1,309	1,746	22,089	76,683	98,772
network expenses	207,057	1,040,436	42,956	57,314	1,267,685	4,361,485	5,629,170

total	238,122	1,196,533	52,710	70,329	1,453,890	4,996,860	6,450,750

Ancilliary*
Cost of Capital	685,469	3,444,397	6,588,120	8,790,289	24,137,372	52,545,333	76,682,705
Retail Volumes**	24,126,679	121,233,524	350,721,417	467,954,870
Retail price	0.4674	0.4116	0.3369	0.4338	206.9954	178.9569	187.4166
Access price	0.0101	0.0091	0.0122	0.0115	130.2636	103.7904	111.7778
Unit cost	0.2371	0.2371	0.2631	0.2631	70.2874	58.1621	61.8205
Imputed margin	0.2203	0.1655	0.0617	0.1592	6.4443	17.0045	13.8183
Imputed margin %	47.1261%	40.2019%	18.3019%	36.6922%	3.1133%	9.5020%	7.3730%

RESULTS FOR THE IMPUTATION TESTING RKRS

Notes to Tables:1 and 2

*	As per discussions with the ACCC ancillary charges are not separately reported this quarter. Currently ancillary charges are included with other costs.

**	All retail volumes are reported in minutes with the exception of the local carriage service where volumes are in SIOs.

RESULTS FOR THE IMPUTATION TESTING RKRS

SCHEDULE A
Table - 3 ULLS Report for Sept 04 Quarter on historic cost basis

	Unconditioned Local Loop Service
			ADSL, local calls, line rental, domestic long distance, international
			and fixed to mobile
	ADSL Service		Business - 1 x ADSL Service + 4 x Residential -1 x ADSL Service +1
	Business	Residential	Voice Lines	x Voice Lines
Revenues
retail	12,091,080	32,894,152	73,279,056	75,717,982
other	0	0	0	0

total	12,091,080	32,894,152	73,279,056	75,717,982

Retail Costs
organisation	6,381,645	19,086,934	11,365,214	22,726,475
product and consumer	9,748,422	29,156,664	22,577,787	36,219,358

total	16,130,067	48,243,598	33,943,001	58,945,833

Other Costs
organisation	1,591,956	4,761,400	4,751,813	7,167,831
product and consumer	845,367	2,528,417	1,304,741	2,957,458
network expenses	4,859,405	14,534,049	14,198,853	22,043,333

total	7,296,728	21,823,866	20,255,407	32,168,622

Ancillary Charges (TEBA)*	1,104,220	3,302,625	1,104,220	3,302,625
Cost of Capital	4,564,736	13,652,721	16,322,842	22,560,577
Retail Volume**	73,900	221,029	73,900	221,029
Retail price	163.6137	148.8229	991.5953	342.5706
Access price	73.6900	73.6900	151.0824	103.9713
Unit cost	393.7170	393.7170	969.2194	529.2416
Imputed margin	-303.7933	-318.5841	-128.7064	-290.6423
Imputed margin %	-185.6772%	-214.0693%	-12.9797%	-84.8416%

RESULTS FOR THE IMPUTATION TESTING RKRS

SCHEDULE A
Table - 4 ULLS Report for Sept 04 Quarter on current cost basis

	Unconditioned Local Loop Service
			ADSL, local calls, line rental, domestic long distance, international
			and fixed to mobile
	ADSL Service		Business - 1 x ADSL Service + 4 Residential - 1 x ADSL Service +1
	Business	Residential	x Voice Lines	x Voice Lines
Revenues
retail	12,091,080	32,894,152	73,279,056	75,717,982
other	0	0	0	0

total	12,091,080	32,894,152	73,279,056	75,717,982

Retail Costs
organisation	6,383,552	19,092,636	11,368,276	22,733,022
product and consumer	9,748,544	29,157,029	22,577,985	36,219,779

total	16,132,095	48,249,665	33,946,261	58,952,801

Other Costs
organisation	1,655,064	4,950,148	4,909,663	7,401,299
product and consumer	846,838	2,532,816	1,308,422	2,962,907
network expenses	4,859,407	14,534,054	14,198,858	22,043,339

total	7,361,308	22,017,018	20,416,943	32,407,545

Ancillary Charges (TEBA)*	1,104,220	3,302,625	1,104,220	3,302,625
Cost of Capital	3,888,571	11,630,370	20,848,805	24,412,777
Retail Volume**	73,900	221,029	73,900	221,029
Retail price	163.6137	148.8229	991.5953	342.5706
Access price	73.6900	73.6900	151.0824	103.9713
Unit cost	385.4686	385.4686	1032.6936	538.7340
Imputed margin	-295.5449	-310.3357	-192.1807	-300.1347
Imputed margin %	-180.6358%	-208.5269%	-19.3810%	-87.6125%

RESULTS FOR THE IMPUTATION TESTING RKRS

Notes to Tables:3 and 4

*	As per instructions from the ACCC, ancillary charges are calculated as TEBA revenues per ULL service that are reasonably expected in a mature market. This is calculated as the TEBA revenue for the September quarter divided by the adjusted number of installed tie cable pairs. The adjustment factor set by the ACCC is 66%.

**	Retail volumes are reported in terms of SIOs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name: Douglas Gration
Title: Company Secretary

Date: 22 December 2004